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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Northwest Biotherapeutics, Inc.
                         -------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 Delaware                               94-3306718
 ----------------------------------------          -------------------
          (STATE OF INCORPORATION                    (I.R.S. EMPLOYER
             OR ORGANIZATION)                      IDENTIFICATION NO.)

    21720 -- 23rd Drive S.E., Suite 100
            Bothell, Washington                           98021
 ----------------------------------------          -------------------
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

        If this Form relates to                If this Form relates to the
        the registration of a                  registration of a class of
        class of securities                    securities pursuant to
        pursuant to Section 12(b)              Section 12(g) of the Exchange Act
        of the Exchange Act and is             and is effective pursuant to
        effective upon filing                  General Instruction A.(d),
        pursuant to General                    check the following box: [ ]
        Instruction A.(c),
        check the following box: [X]



SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered
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
       None                                               N/A


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock Purchase Rights
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On March 6, 2002, the Board of Directors of Northwest Biotherapeutics, Inc. (the "Company") declared a dividend of one right (a "Right") to purchase one share of common stock, $0.001 par value per share (the "Common Stock") for each outstanding share of the Company's Common Stock to be distributed to stockholders of record at the close of business on March 4, 2002 (the "Record Date"). The description and terms of the Rights are set forth in the Stockholder Rights Agreement (the "Rights Agreement"), dated as of February 26, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached hereto as
Exhibit 4.2.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

        The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Stock. Accordingly, Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock, outstanding as of the Record Date, also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

DISTRIBUTION DATE

        The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock then outstanding, or (b) the day a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's then outstanding Common Stock. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

        As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and will evidence the Rights from and after the Distribution Date. All Common Stock issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) February 25, 2012 (the "Expiration Date"), or (ii) redemption or exchange of the Rights as described below.


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INITIAL EXERCISE OF THE RIGHTS

        Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one share of the Common Stock. The Purchase Price shall initially be $19.25 per share and is subject to adjustment.

RIGHT TO BUY COMMON STOCK

        Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Stock, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock equal to the result obtained by multiplying the Purchase Price by a fraction, the numerator of which is the number of shares of Common Stock for which the Right is then exercisable and the denominator of which is 50% of the Market Value (as defined in the Rights Agreement) of the Common Stock on the date on which such person becomes an Acquiring Person.

RIGHT TO BUY ACQUIRING COMPANY STOCK

        Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Stock, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

EXCHANGE PROVISION

        At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Stock and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

REDEMPTION

        At any time on or prior to the earlier of (i) the Distribution Date, and
(ii) the close of business on the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right.


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ADJUSTMENTS TO PREVENT DILUTION

        The Purchase Price payable, the number of Rights, and the number of shares of Common Stock or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

        The Company may, but is not required to, issue fractional shares of Common Stock upon exercise of a Right. In lieu of issuing fractional shares of the Company may also utilize the depository arrangement as provided by the terms of the Common Stock, or pay an amount in cash equal to same fraction of the current market value of one share of Common Stock at the time such Right is exercised.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

        The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

NO VOTING RIGHTS

        Rights will not have any voting rights.

CERTAIN ANTI-TAKEOVER EFFECTS

        The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt and in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and the stockholders of any real opportunity to determine the destiny of a Company. The Rights have been declared by the Board in order deter such tactics, including the gradual accumulation in the open market of a 15% or greater position, followed by a merger or a partial or a two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out their investment without giving them any real choice and deprive them of the full value of their shares. The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company as described in Section 24 of the Rights Agreement, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights does not weaken the Company or interfere with its business


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plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by potential takeover attempts. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.  Exhibits.


4.1            Form of Rights Certificate

4.2 Stockholder Rights Agreement dated as of February 26, 2002 between Northwest Biotherapeutics, Inc. and Mellon Investor
               Services LLC, as Rights Agent.


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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the registrant has caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 25, 2002                        NORTHWEST BIOTHERAPEUTICS, INC.
                                           (Registrant)



                                           By /s/ DANIEL O. WILDS
                                              ---------------------------------
                                              Daniel O. Wilds
                                              Chairman of the Board, President
                                              and Chief Executive Officer


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
                                  EXHIBIT INDEX


Exhibit No.            Description
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
4.1            Form of Rights Certificate.

4.2 Stockholder Rights Agreement dated as of February 26, 2002 between Northwest Biotherapeutics, Inc. and Mellon Investor
               Services LLC, as Rights Agent.


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